CNH INDUSTRIAL

CASE IH STEYR CASE NEW HOLLAND NEW HOLLAND IVECO IVECO ASTRA IVECO BUS HEULIEZBUS MAGIRUS FPT

Q4 & FY 2014 Results Review January 29 th , 2015 Exhibit 99.2

Safe Harbor Statement and Disclosures
Q4 & FY 2014 Results Review
Certain statements contained in this conference call and accompanying material that are not statements of historical fact constitute forward-looking statements, notwithstanding that such statements are not specifically identified. They may also include financial measures that are not in conformance with accounting principals generally accepted in the United States (GAAP). These statements may include terminology such as “may”, “will”, “expect”, “could”,
“should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”,
“plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the Company’s control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products;
general economic conditions in each of the Company’s markets; changes in government policies regarding banking, monetary and fiscal policies;
legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; actions of competitors in the various industries in which the Company competes; development and use of new technologies and technological difficulties; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations;
interest rates and currency exchange rates; inflation and deflation; energy prices; housing starts and other construction activity; the Company’s ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations; the Company’s relations with Kobelco Construction Machinery Co., Ltd and Sumitomo (S.H.I.) Construction Machinery Co., Ltd.; the Company’s pension plans and other post-
employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further worsening of the
Eurozone sovereign debt crisis, other similar risks and uncertainties; and the Company’s success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on
Form 20-F for the year ended December 31, 2013, prepared in accordance with U.S. GAAP and in our EU Annual Report at December 31, 2013, prepared in accordance with IFRS. Investors should refer and consider the incorporated information on risks factors and uncertainties in addition to the information presented here. Investors should consider non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP. Forward-
looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which CNH Industrial operates, it is particularly difficult to forecast results, and any estimates or forecasts of particular periods that are provided in this earnings release are uncertain. Accordingly, investors should not place undue reliance on such forward-
looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. CNH Industrial does not undertakean obligation to update or revise publicly any forward-looking statements.
The Company’s outlook is based upon assumptions relating to the factors described in the earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. The Company undertakes no obligation to update or revise its outlook or forward-
looking statements, whether as a result of new developments or otherwise. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S.
Securitiesand Exchange Commission, the AFM and CONSOB
January 29 , 2015
th

FY 2014
Q4 & FY 2014 Results Review
Financial Highlights
0.63
0.69
32.7
31.2
Key financial highlights:
Industrial Activities net sales at $31.2bn down 2.8% in
constant currency  vs. last year
Operating profit of Industrial Activities at $2.0bn down 3.6%
in constant currency vs. last year; operating margin at 6.4%
in line with last year
Net Income before restructuring and other exceptional items
of $940mn, flat to prior year
EPS excluding restructuring and other exceptional items was
up 10% to $0.69 per share
Dividend *
CNH Industrial N.V. Board of Directors to recommend to the
Company’s shareholders at the AGM a dividend of €0.20 per
common share, totaling approximately €271mn ($307mn
equivalent)
Efficiency program update
Proceeding apace with $184mn charges booked in FY ‘14,
expecting to generate savings of ~$80mn in 2015
(*) Based on estimated 2014 profit and retained earnings available for distribution by CNH Industrial N.V.. Dividend $ amount at the exchange rate of 1.134 US dollars per Euro on January 28, 2015
Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated
January 29 , 2015
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4 Financial Highlights

Q4 & FY 2014 Highlights
Consolidated
Industrial Activities
Net Sales at $8.0bn in Q4 2014 down 10.9% vs. last year
($31.2bn
down 4.5% in FY 2014)
Operating Profit at $376mn in Q4 2014 down 3.3% with margin at 4.7% up 0.4 p.p. vs. last year (Operating profit at $2.0bn down 5.1% and operating margin at 6.4% in FY 2014)
Net Industrial Debt as of Dec. 31, 2014 at $2.7bn
Net Industrial Cash Flow in Q4 2014 positive $1.2bn (Net Industrial Cash Flow negative $0.7bn in FY 2014)
Revenues at $8.4bn in Q4 2014 down 10% vs. last year (Revenues at $32.6bn down 3.8% in FY 2014)
Net income at $87mn in Q4 2014
($708mn
in FY 2014)
Net income before restructuring and other exceptional items at $167mn in Q4 2014
($ 940mn
in FY 2014)
EPS at $0.06 in Q4 2014; EPS before restructuring and other exceptional items at $0.12 (EPS at $0.52 in FY 2014; EPS before restructuring and other exceptional items at
$0.69)
Available Liquidity as of Dec. 31, 2014 at $8.9bn (inclusive of $2.7bn in undrawn committed facilities)
Q4 & FY 2014 Results Review January 29 , 2015
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Q4 & FY 2014
From operating profit to net income
($mn)
Q4 2014 Q4 2013 FY 2014 FY 2013
Industrial Activities Operating profit 376 389 (13) 1,988 2,095 (107)
Financial Services Operating profit 147 115 32 554 514 40
Elimination & Other (88) (90) 2 (343) (332) (11)
Operating Profit
435 414 21 2,199 2,277 (78)
Restructuring expenses (86) (39) (47) (184) (71) (113)
Interest expenses of Industrial Activities, net of interest income and eliminations (164) (166) 2 (613) (548) (65)
Other, net (59) (62) 3 (313) (284) (29)
Income before income taxes and Equity in income of unconsolidated subsidiaries and affiliates
126 147 (21) 1,089 1,374 (285)
Income taxes (59) (130) 71 (467) (671) 204
Equity in income of unconsolidated subsidiaries and affiliates 20 37 (17) 86 125 (39)
Net Income
87 54 33 708 828 (120)
Net Income / (Loss) attributable to non-controlling interest 4 (6) 10 (2) 151 (153)
Net Income attributable to CNH Industrial N.V. 83 60 23 710 677 33
EPS (basic)
0.06 0.04 0.02 0.52 0.54 (0.02)
EPS (diluted) 0.06 0.04 0.02 0.52 0.54 (0.02)
Basic EPS before restructuring and other exceptional items 0.12 0.08
0.04 0.69 0.63 0.06
Q4 & FY 2014 Results Review January 29 , 2015
th

Q4 2014
Cash Flow – Change in Net Industrial Debt
Q4 & FY 2014 Results Review January 29 , 2015
th
87
173
(51)
(2,691)
(417)
(69)
2
63
(3,935)
1,456
SEP
30,
2014
NET
INCOME
D&A
CHANGE IN
FUNDS
&
OTHERS
CHANGE
IN
WC
CAPITAL
INCREASE,
DIVIDENDS
&
EQUITY
TRANSACTION
FX
TRANSLATION
EFFECTS
DEC
31,
2014
TANGIBLE &
INTANGIBLE
CAPEX
CHANGE
IN
NET
DEBT
NET
INDUSTRIAL
CASH
FLOW
($MN)
1,179
1,244
CHANGE IN
INVESTMENT,
SCOPE
&
OTHER

8 FY 2014 Cash Flow – Change in Net Industrial Debt Note: all figures in $mn, except Delta vs. Target and FY 2014 Target in $bn Q4 & FY 2014 Results Review January 29 , 2015 th

9 Q4 & FY 2014 Industrial Activities - Capex breakdown Q4 & FY 2014 Results Review January 29 , 2015 th

Q4 & FY 2014
Financial Services performance
Q4 & FY 2014 Results Review
Q4 2014 KEY HIGHLIGHTS
Net income was
$98mn,
down $24mn compared to Q4 2013 as the
positive impact of the higher average portfolio and lower provisions for credit losses was more than offset by higher income taxes
Retail originations at $3bn, down $0.5bn compared to Q4 ’13
Managed portfolio
*
at $27.3bn (of which retail 65% and wholesale
35%) down 2.8% compared to September 30, 2014. Excluding
currency impact, managed portfolio decreased $0.2bn compared to
September 30, 2014
•
Delinquencies on-book over 30 days were 3.5% down 1.3 p.p. vs. Q4 ’13
Q4 ’14 Profitability ratios:
•
Gross Margin / Average Assets On-Book  = 3.9%
•
RoA
**
= 2.0%
(*) Including  JVs
(**) RoA defined as: PBT  / average managed assets annualized
Delta % Q4 ’14 vs. Q4 ‘13
Delta % FY ’14 vs. FY ‘13
January 29 , 2015
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Q4 2014
Liquidity & Debt Maturity (December 31
st
, 2014)
1
Represents cash portion of debt maturities as of 12/31/2014
2
Of which $1.0bn ABS related & Restricted Cash
Available liquidity at December 31, 2014 was $8.9bn, compared to $7.9bn at September 30, 2014
•
$6.1bn of cash
2
•
$2.7bn undrawn under medium-term committed unsecured
credit lines
In November 21
st
2014, signed a €1.75bn 5-year committed
revolving credit facility, intended for general corporate
purposes
•
Facility replacing an existing 3-year €2bn facility due to
mature in February 2016
Cash generation from operating
activities
Bank debt reduction and
negative currency translation
differences
Q4 & FY 2014 Results Review January 29 ,  2015
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12 Industrial Activities Overview

Q4 & FY 2014
Industrial Activities Net Sales (Growth Composition & Regional split)
Note: Net Sales: Including  Other Activities, Unallocated Items &  Adjustment & Eliminations
(US GAAP, $/mn)
Q4 & FY 2014 Results Review
(*) Quarterly average; December 31, 2014  end of year
January 29 , 2015
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Q4 2014 FY 2014

Q4 2014
Net Sales Performance by Industrial Activities
Net Sales at $3.4bn down 17.8%
(down 14.2% in constant currency)
Pricing
Volumes
Product Mix
Net Sales at $800mn down 3.8% (down
0.5% in constant currency)
Net Sales at $3.4bn, down 5.5%     (up
0.9% in constant currency)
Net Sales at $1.0bn, down 25.8%
(down 19.1% in constant currency)
Q4 & FY 2014 Results Review
Volume calendarization within the
year
NAFTA volumes
Weakness in LATAM, APAC
EMEA  mix in trucks and APAC (buses)
LATAM volumes
Pricing
January 29 , 2015
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15 Q4 & FY 2014 Operating Profit Performance by Industrial Activities Q4 & FY 2014 Results Review 2014 Operating Margin 2013 Operating Margin January 29 , 2015 th

Agricultural Equipment
Q4 & FY 2014
Q4 & FY 2014 Results Review
Full year operating margin resilience (margin at 11.6%), as a result of company actions implemented
Positive price realization
Industrial flexibility exceeding negative absorption (achieved WCM
*
efficiencies of 6% for total AG manufacturing in FY 2014)
Efficiencies  on structural costs (achieved a ~20% saving in SG&A in Q4
2014)
Operating Profit at $241mn, margin at 7.1%
Positive pricing across region
Unfavorable Volume and Mix
Cost efficiencies in SG&A and R&D
Negative FX effects
Q4 Actual FY Actual
0-40 HP +9% +8%
40-140 HP +7% +9%
140+ HP (37%) (25%)
NAFTA (1%) +3%
EMEA (14%) (8%)
LATAM (14%) (15%)
APAC (18%) (8%)
Worldwide (14%) (7%)
Q4 Actual FY Actual
NAFTA (42%) (25%)
EMEA (9%) (10%)
LATAM (27%) (24%)
APAC (3%) (9%)
Worldwide (25%) (18%)
Note: “WCM” – World Class Manufacturing
January 29 , 2015
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Agricultural Equipment
Inventory management (units of equipment) - Main industry drivers & Looking ahead
Q4 & FY 2014 Results Review
Structural fundamentals in AG remain strong beyond down-cycle.
Farmers’ productivity increases are pushing for product innovation and demand for higher horsepower
Extension to mixed farming of mid/high horsepower equipment (new and used) providing further support to demand
In-control level of used inventories coupled with completed
transition to tier 4 final engines supporting pricing differentials between two product classes
AG brands well positioned to profit from a dynamic Dairy & Livestock sector (D&L 2014 US Cash Receipts up 14% vs. Row Crop down 11% -
source USDA)
(*) Excluding Joint Ventures / Source: CNH Industrial Internal Data (**) Source:  IHS Global Insight;  Commodity spot as per CME Group
January 29 , 2015
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Construction Equipment
Q4 & FY 2014
Q4 & FY 2014 Results Review
Strategic initiatives outlined in our 2014-2018 Strategic Business Plan proceeding as planned
Brand
re-positioning:
dealer consolidation in advanced progress
with major countries completed
Excavator
strategy:
agreement executed; product development
and adaptation in advanced stage, expected production launch in
H2 2015
Efficiency
Program:
cost reduction activities ahead of plan
Operating Profit at $9mn, margin at 1.1%
Positive Volumes / Mix in NAFTA
Efficiency Program and other cost savings
Q4 Actual FY Actual
NAFTA +17% +12%
EMEA +5% +12%
LATAM (22%) (24%)
APAC Flat (1%)
Worldwide +6% +5%
Q4 Actual FY Actual
NAFTA +8% +12%
EMEA +5% +11%
LATAM (22%) (13%)
APAC (35%) (19%)
Worldwide (20%) (9%)
January 29 , 2015
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Note: As of Q2 2014, industry volume data for Heavy Construction Equipment includes compaction equipment, which historically was not in the Light or Heavy Equipment definitions. Further, industry volume data for
Heavy Construction Equipment no longer includes Dumpers as CNH Industrial is no longer active in this segment. The data for current and prior periods is updated to reflect this definition change

Construction Equipment
Inventory management (units of equipment) - Main industry drivers & Looking ahead
Q4 & FY 2014 Results Review
Global GDP growth, supported by recent QE in Europe and solid growth in the US
Continued growth in developing economies’ urbanization
Need for infrastructure improvements in developed economies and expansion in other countries to support increased need in
transportation, basic utilities and telecom demand growth
CE brands well positioned as direct exposure to mining and oil&gas sectors is limited
Inventory position matched to projected demand
Excavator manufacturing to begin in H2 2015
(*) Excluding Joint Ventures / Source: CNH Industrial Internal Data (**) Source:  IHS Global Insight;  Commodity spot as per CME Group
January 29 , 2015
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Commercial Vehicles
Q4 & FY 2014
Q4 & FY 2014 Results Review
Q4 Actual FY Actual
EMEA
*
(9%) +1%
LATAM
*
(7%) (16%)
APAC
*
(2%) (3%)
Operating Profit at $100mn, margin at 3.0%
Positive pricing in EMEA
Efficiency Program
Lower volumes in LATAM and in EMEA
Buses (related to Euro VI transition)
EMEA negative absorption due to  non-
repeat of Euro V pre-buy in Q4 2013
Q4 ‘14 Book to Bill at 0.9 up 0.1 vs. last year
Total orders at 33.1k units, down
2% vs. Q4 ’13
•
EMEA at 25.8k units, up 13%
•
Truck orders 22.4k up 14%
•
Bus orders 1.7K up 45%
•
LATAM at 4.6k units, down 43%
mainly Truck
•
APAC at 2.7k units, down 8% mainly
Truck
Total deliveries at 38.6k vehicles,
down 10% vs. Q4 ’13
•
Trucks volumes  by segment:
•
Light at 19.8k down 2% mainly
driven by market conditions in
LATAM
•
Medium at 4.6k down 31% and
Heavy at 9k down 19%, mainly due
to Euro V pre-buy in Europe LY
January 29 , 2015
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* Reflects aggregate for key markets where the Company competes: EMEA: 28 member countries of the European Union, EFTA, Ukraine, Balkans, African continent, and Middle East (excluding Turkey); LATAM: Brazil,
Argentina and Venezuela; APAC: Russia, Turkey, South East Asia, Australia, New Zealand

Commercial Vehicles
Inventory management (units of equipment) - Main industry drivers & Looking ahead
Q4 & FY 2014 Results Review
Fourth quarter underproduction vs. retail at 18%
(LATAM underproduction at 33%)
Dealer and Company inventory levels below Q4 2013
EUROPEAN
HISTORICAL
TRUCKS
MARKET
(>6T
– MCV & HCV
ONLY
)
LOOKING
AHEAD
Only 7% of fleet (>6t) are EURO VI, while aged trucks running on a higher operational TCO
EU freight indicators for 2015 are a positive support for a restart of demand recovery
Pent-up demand potential in Southern European markets based
upon historical trend still unexploited
LATAM overaged fleet  (more than twice than Europe) demanding rejuvenation / replacement in the mid-term
CV brands product launches in Light (New Daily) and Euro VI Medium and Heavy Trucks successfully completed
Mean = 316k
Q1’ 15E production and retail aligned
Source: National Registrations Official Source
January 29 , 2015
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COMMERCIAL
VEHICLES
(ALL
EQUIPMENT)

Q4 & FY 2014 – Powertrain
Net Sales split by product & Units Sold (% change y-o-y)
ENGINES
GEARBOXES
AXLES
Units Sold
Q4 ‘14 vs. Q4 ‘13
FY 2014 third party Net sales at 41% vs. 34% in FY 2013
FY 2014
KEY
HIGHLIGHTS
Q4 & FY 2014 Results Review
FY 2014
NET
SALES
BY
PRODUCT
($)
-16%
-7%
-18%
Units sold by business line
•
Engines up 7% to 584k units (CV 24%, AG 24%, CE 5% and
47% to external customers); third party sales at 274k units
up 25% vs. last year
•
Gearboxes  up 3% to 64k units
•
Axles flat at 157k units
Units Sold
FY ‘14 vs. FY ‘13
+7%
+3%
Flat
January 29 , 2015
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23 FY 2015E US GAAP Financial Targets

FY 2015E
Agricultural
Equipment
Commercial
Vehicles
Construction
Equipment
COMBINES
HEAVY
LIGHT
INDUSTRY
(>3.5T)
Prior Outlook New Outlook
0-40 HP
Flat Flat
40-140 HP
Flat Flat
140+ HP
(10)% to (15)% (15%) to (20%)
NAFTA Flat Flat to (5%)
EMEA (5)% to Flat Flat to (5%)
LATAM (5)% to (10)% (10%) to (15%)
APAC Flat to 5% Flat to 5%
Worldwide Flat Flat
Prior Outlook New Outlook
NAFTA (10)% to (15)% (25%) to (30%)
EMEA
(5)% to (10)% (5%) to (10%)
LATAM (10)% to (15)% (15%) to (20%)
APAC (5)% to (10)% (10%) to (15%)
Worldwide
(10)% to (15)% (15%) to (20%)
Prior Outlook New Outlook
NAFTA 5% to 10% Flat to 5%
EMEA Flat to 5% Flat to 5%
LATAM Flat Flat to (5%)
APAC Flat to 5% Flat to 5%
Worldwide Flat to 5% Flat to 5%
TRACTORS
Industry Units – Prior
*
vs. New Outlook
Q4 & FY 2014 Results Review
Prior Outlook New Outlook
NAFTA 5% to 10% Flat to 5%
EMEA Flat Flat to 5%
LATAM (10)% to (12)% (10%) to (15%)
APAC Flat Flat to (5%)
Worldwide Flat Flat
Prior Outlook New Outlook
EMEA 1
Flat
Flat to 5%
LATAM 1
Flat Flat to (5)%
APAC 1
Flat (5)% to (10)%
* Forecast provided on October 30 th , 2014 1 Reflects aggregate for key markets where Group competes
January 29 , 2015
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FY 2015E US GAAP Financial Targets
Q4 & FY 2014 Results Review
Company Guidance for 2015 is therefore as follows:
• Net sales of Industrial Activities of approximately $28bn
• Operating margin of Industrial Activities between 6.1% and 6.4%
• Net industrial debt at the end of 2015 between $2.2bn and $2.4bn, with the expected cash generation during the year resulting primarily from the inventory reduction in the Agricultural Equipment segment
The Company expects improved profitability in Commercial Vehicles and Construction Equipment, coupled with structural cost improvement measures from the Company’s Efficiency Program now extended to Agricultural Equipment. These actions are expected to  buffer, but not fully offset the negative impact from the continuation of challenging trading conditions in the row crop sector of the agricultural industry, and the impact of the recent significant appreciation of the
US dollar against the Company’s other trading currencies, allowing the Company to hold operating margin unless there are further currency deterioration from the current rate levels outside the United States
January 29 , 2015
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26 Appendix

Q4 2014
Results highlights (IFRS $ & US GAAP $) – delta with previous year
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment 3,403 (739) 3,403 (739) 238 (93) 241 (71) 7.0% 7.1%
Construction Equipment 800 (32) 800 (32) 2 55 9 62 0.3% 1.1%
Commercial Vehicles 3,412 (189) 3,354 (197) 113 (22) 100 2 3.3% 3.0%
Powertrain 991 (342) 988 (343) 73 (22) 66 (3) 7.4% 6.7%
Other Activities, Unallocated Items, Elim. & Other (527) 333 (527) 333 (47) (12) (40) (3)
Industrial Activities 8,079 (969) 8,018 (978) 379 (94) 376 (13) 4.7% 4.7%
Financial Services 545 22 465 33 139 15 147 32 25.5% 31.6%
Eliminations (136) 20 (118) 20 - - (88) 2
Group 8,488 (927) 8,365 (925) 518 (79) 435 21 6.1% 5.2%
NET PROFIT / (LOSS) EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 128 (109) 83 23 0.10 (0.07) 0.06 0.02
Attributable to non-controlling interest 5 8 4 10
Group 133 (101) 87 33
Q4 & FY 2014 Results Review January 29 , 2015
th
($MN)
($MN)

FY 2014
Results highlights (IFRS $ & US GAAP $) – delta with previous year
REVENUES Trading Profit Operating Profit MARGIN
(IFRS) (US GAAP) (IFRS) (US GAAP) (IFRS) (US GAAP)
Agricultural Equipment 15,204 (1,55) 15,204 (1,559) 1,689 (260) 1,770 (238) 11.1% 11.6%
Construction Equipment 3,346 88 3,346 88 66 175 79 176 2.0% 2.4%
Commercial Vehicles 11,087 (360) 10,888 (390) 2 (143) 29 (45) 0.0% 0.3%
Powertrain 4,475 52 4,464 52 220 10 223 36 4.9% 5.0%
Other Activities, Unallocated Items, Elim. & Other (2,704) 346 (2,704) 346 (110) (34) (113) (36)
Industrial Activities 31,408 (1,43) 31,198 (1,463) 1,867 (252) 1,988 (107) 5.9% 6.4%
Financial Services 2,086 136 1,828 149 532 14 554 40 25.5% 30.3%
Eliminations (537) 23 (471) 33 - - (343) (11)
Group 32,957 (1,27) 32,555 (1,281) 2,399 (238) 2,199 (78) 7.3% 6.8%
NET PROFIT / (LOSS) EPS (Basic)
(IFRS) (US GAAP) (IFRS) (US GAAP)
Attributable to CNH Industrial N.V. 917 (131) 710 33 0.68 (0.15) 0.52 (0.02)
Attributable to non-controlling interest (1) (171) (2) (153)
Group 916 (302) 708 (120)
Q4 & FY 2014 Results Review
($MN)
($MN)
January 29 , 2015
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Q4 & FY 2014
Efficiency Program – update
Main efficiency actions and restructuring charges in Q4:
AG:
$15mn mainly due to cost reduction activities as a
result of negative demand conditions
CE: $5mn mainly due to European network initiatives
CV:
$66mn mainly due to actions to reduce SG&A
expenses and business support costs, and costs related
to the completion of manufacturing product
specialization programs
Q4 2014 FY 2014
Total charges
$86mn $184mn
Agricultural Equipment $15mn $43mn
Construction Equipment $5mn $39mn
Commercial Vehicles $66mn $102mn
Q4 & FY 2014 Results Review January 29 , 2015
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Q4 & FY 2014
Net Income / (Loss) to Net Income and basic EPS before Restructuring and Exceptional Items (US GAAP)
Fourth Quarter December YTD
2014 2013 2014 2013
Net Income 87 54 708 828
Restructuring expenses, net of  tax 80 37 168 68
Other exceptional items, net of tax - 26 64 51
Net Income before restructuring and other exceptional items 167 117 940 947
Net Income before restructuring and other exceptional items
attributable to CNH Industrial N.V.
162 122 930 795
Weighted average shares outstanding 1,355 1,350 1,354 1,255
Basic EPS before restructuring and exceptional items 0.12 0.08 0.69 0.63
Q4 & FY 2014 Results Review January 29 , 2015
th
($MN)

Q4 & FY 2014
Operating Profit US GAAP to Trading Profit IFRS - Reconciliation
The following reconciles Industrial Operating Profit (US GAAP) to Industrial Trading Profit under IFRS:
Fourth Quarter December YTD
2014
% of
Net Sales
2013
% of
Net Sales
2014
% of
Net Sales
2013
% of
Net Sales
US GAAP - Industrial Operating Profit 376 4.7% 389 4.3% 1,988 6.4% 2,095 6.4%
Development costs, net
63 203 244 443
Reclassification of Interest compensation (92) (96) (357) (352)
Other Adjustments & Reclassifications, net
32 (23) (8) (67)
Total Adjustments & Reclassifications 3 84 (121) 24
IFRS - Industrial Trading Profit 379 4.7% 473 5.2% 1,867 5.9% 2,119 6.5%
Q4 & FY 2014 Results Review January 29 , 2015
th
($MN)

Q4 & FY 2014
Net Income / (Loss) US GAAP to Profit / (Loss) under IFRS - Reconciliation
The following reconciles Net Income / (Loss) in US GAAP to Profit / (Loss) under IFRS:
Q4 & FY 2014 Results Review
Fourth Quarter December YTD
2014 EPS 2013 EPS 2014 EPS 2013 EPS
Net Income attributable to CNH Industrial N.V. 83 0.06 60 0.04 710 0.52 677 0.54
Plus: Net Income / (Loss) attributable to non-controlling interest 4 (6) (2) 151
Net Income in accordance with US GAAP 87 54 708 828
Development costs, net 50 203 231 443
Others, net 62 25 76 60
Taxes (66) (48) (99) (113)
Total adjustment 46 180 208 390
Profit/(loss) in accordance with IFRS 133 234 916 1,218
Less: Profit/(Loss) attributable to non-controlling interest 5 (3) (1) 170
Profit/(Loss) attributable to CNH Industrial N.V. 128 0.10 237 0.17 917 0.68 1,048 0.83
January 29 , 2015
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($MN)

FY 2014
Total Equity – US GAAP to IFRS Reconciliation
Q4 & FY 2014 Results Review
Dec. 31,  2014 Dec. 31,  2013
Total Equity in accordance with US GAAP 4,961 4,955
(a) Development costs, net 2,819 2,862
(b) Goodwill and other intangible assets (122) (130)
(c) Defined benefit plans (6) (29)
(d) Restructuring provision (12) (6)
(e) Other adjustments (16) (15)
(f) Tax impact on adjustments (815) (773)
(g) Deferred tax assets and tax contingencies recognition 768 798
Total adjustment 2,616 2,707
Total Equity in accordance with IFRS 7,577 7,662
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($MN)

Q4 & FY 2014
Cash Flow – Change in Net Industrial Debt (US GAAP)
(US$/mn) Q4 2014 FY 2014
Net  Debt of Industrial Activities at the beginning of period (3,935) (2,214)
Net income 87 708
Amortization and depreciation (*) 173 725
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating lease
(51) (87)
Change in working capital 1,456 (1,025)
Investments in property, plant and equipment, and intangible assets (*) (417) (1,005)
Other changes (69) 8
Net Industrial cash flow 1,179 (676)
Capital increases, dividends 2 (364)
Currency translation differences 63 563
Change in Net debt of Industrial Activities (1,244) (477)
Net Debt of Industrial Activities at the end of period (2,691) (2,691)
(*) Excluding assets sold under buy-back commitments and assets under operating lease
Q4 & FY 2014 Results Review January 29 , 2015
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Q4 2014
Gross Debt - Breakdown
Industrial Financial Services Industrial Financial Services
11.3 5.7
Cash Portion of Debt Maturities
10.2 5.9
4.5 2.0
Bank Debt
3.5 2.1
6.7 3.6
Capital Market
6.5 3.5
0.2 0.1
Other Debt
0.2 0.2
0.0 13.8
Securitization and Sale of Receivables (on book)
0.0 13.6
0.0 10.7
ABS / Securitization
0.0 10.5
0.0 1.2
Warehouse Facilities
0.0 1.2
0.0 1.8
Sale of Receivables
0.0 1.9
0.0 0.0
Adjust. for Hedge Accounting on Fin. Payables
0.0 0.0
(3.6) 3.6
Intersegment Net Financial Payables /
(Receivables)
(3.3) 3.3
7.7 23.1
Gross Debt
6.8 22.7
(3.8) (1.7)
Cash & Mkt Securities
(4.1) (2.0)
(0.0) (0.0)
Derivatives Fair Value
(0.0) (0.0)
3.9 21.4
Net Debt
2.7 20.7
Q4 & FY 2014 Results Review January 29 , 2015
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SEPTEMBER 30, 2014
DECEMBER 31, 2014

Q4 2014
Debt Maturity Schedule - Breakdown
Outstanding
December 31, 2014
2015 2016 2017 2018 2019 Beyond
5.6 Bank Debt 2.3 1.2 0.7 0.5 0.8 0.2
10.1 Capital Market 2.4 0.9 2.0 2.1 1.8 0.8
0.4 Other Debt 0.2 0.0 0.0 0.0 0.0 0.1
16.0 Cash Portion of Debt Maturities 4.9 2.1 2.8 2.6 2.6 1.1
(6.1) Cash & Marketable Securities
(1.0) of which ABS related
(2.7) Undrawn committed credit lines
(8.9) Total Available Liquidity
Note: Numbers may not add due to rounding
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($B  )
N

Q4 2014
Main Product Launches across Segments & Awards
Magnum 380 CVX wins Tractor of the Year Award
at 2015 TOTY awards in Bologna, Italy
Launch of the new Axial-Flow 4000 Series
combines at the China International Agricultural
Machinery Exhibition (CIAME 2014)
Completed acquisition of Miller-St.
Nazianz, Inc.
Launch of the new CR10.90 combine
harvester in Australia
NHC Latin America received 2014 Top Engineering
Award in the category Machines/Vehicles –
Excavators/Tractors
LM1745 and LM1445 telehandlers used at
Interlagos F1 Grand Prix, Brazil
•
FPT’s Euro VI engines will power the sweepers of the
one of European largest manufacturers (Ravo)
•
FPT ‘s F1C CNG engine powers Asja’s new range of
TOTEM micro co-generators
Tier 4 Final TR310 Alpha Series compact track
loader in North America
Best Seller Award from Equipment India for
locally-manufactured compactors
Q4 & FY 2014 Results Review
•
First 8-Speed Automatic gearbox on
the market
•
Eco-Power mode for Outstanding
Fuel Economy
•
10% lower M&R cost vs. manual
•
Best performance, 205Hp and 470
Nm torque
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Geographic Information
Consistent with the organization structure, certain financial and market information in this presentation has been presented separately by geographic area. CNH Industrial defines its geographic areas as
NAFTA: United States, Canada and Mexico
LATAM: Central and South America, and the Caribbean Islands
APAC: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine)
EMEA: 28 member countries of the European Union, European Free Trade Association, Ukraine, Balkans, African continent, and Middle East (excluding Turkey)
Market Share / Market Position Data
Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries.
In this report, management estimates of market share information are generally based on retail unit data in North America, on registrations of equipment in most of Europe, Brazil, and various APAC markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in
Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association,
as well as on other shipment data collected by an independent service bureau.
Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported.
For Commercial Vehicles regions are defined for both market share and TIV as: Europe (27 countries reflecting key market where the segment competes); LATAM
(Brazil, Argentina and Venezuela) and APAC (Russia, Turkey, South East Asia, Australia, New Zealand)
In addition, there may also be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period
Q4 & FY 2014 Results Review January 29 , 2015
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Non-GAAP Financial Measures
CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial believes that these non-GAAP financial measures provide useful and relevant information regarding its  results and enhance the reader’s ability to assess CNH Industrial’s financial performance and financial position. They provide measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industries in which the Company operates. These financialmeasures may not be comparable to other similarly titled measures of other companies and are not intendedto be substitutes formeasures of financial performance and financial position as prepared in accordance with US GAAP and/or IFRS.
CNH Industrial non-GAAP financial measures are defined as follows:
Operating Profit under US GAAP
Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative expenses and research and development expenses. Operating Profit of
Financial Services is defined as revenues, less selling, general and administrative expenses, interestexpenses and certain other operating expenses.
Trading Profit under IFRS
Trading Profit is derived from financial information prepared in accordance with IFRSand is defined as income before restructuring, gains/(losses) on disposal of investments and other unusual items, interest expense of Industrial Activities, income taxes, equity in income (loss) of unconsolidated subsidiaries and affiliates, non-controlling  interests.
Net income (loss) before restructuring and exceptional items
Net income (loss) before restructuring and exceptional items is Net income (loss), less restructuring charges and exceptional items, after tax
Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)
CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for
Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
Working Capital
Working capital is defined as trade receivables and financing receivables related to sales, net, plus inventories, less trade payables, plus other assets (liabilities), net
Constant Currency Basis
CNH Industrial discusses the fluctuations in revenues and certain non-GAAP financial measures ona constant currency basis byapplying the prior yearexchange ratesto current year’s
values
expressed in local currencyin order to eliminate the impact of foreign exchange rate fluctuations.
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Accounting standards, reporting currency and segment realignment
Beginning with the filing with the U.S. Securities and Exchange Commission (“SEC”) of its annual report on Form 20-F for the fiscal year ended December 31, 2013, prepared in accordance with U.S. GAAP, CNH Industrial reports quarterly and annual financial results both under U.S. GAAP for SEC reporting purposes and under IFRS for European listing purposes and Dutch law requirements. Financial statements under both sets of accounting principles use U.S. dollar as the reporting currency. In addition, as disclosed in the Form 20-F,
CNH Industrial has expanded its reportable segments from three (Agricultural and Construction Equipment inclusive of its financial services activities, Trucks and Commercial Vehicles inclusive of its financial services activities, and Powertrain) to five (Agricultural
Equipment, Construction Equipment, Commercial Vehicles, Powertrain and Financial Services). The tables and comments on the financial results of the Company and by segments are prepared in accordance with U.S. GAAP. Financial results under IFRS are shown in the
Appendix section of the presentation. Prior period results under IFRS, prepared in euro, have been consistently recast into U.S. dollars. A summary outlining the Company’s transition to U.S. GAAP and U.S. dollar as the reporting currency is available on the Company’s website,
www.cnhindustrial.com
Q4 & FY 2014 Results Review January 29 , 2015
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Investor Relations Team
Federico Donati – Head of Investor Relations                +39 (011) 00 - 62756
Noah Weiss – Investor Relations North America   +1 (630) 887 - 3745
e-mail: investor.relations@cnhind.com
website: www.cnhindustrial.com

Contacts
Q4 & FY 2014 Results Review January 29 , 2015
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